Exhibit 99

FOR IMMEDIATE RELEASE
May 6, 2004

IDACORP Reports First Quarter Results

Colder Weather Improves Utility Earnings

Utility Return on Equity Indicates Need for Rate Relief

Boise - IDACORP, Inc. (NYSE:IDA) today reported net income of $19.7 million or 51 cents per share for the first quarter of 2004 compared to a loss of $3 million (8 cents per share) for the first quarter of 2003.

"The quarterly results were driven by our regulated utility Idaho Power as the combined results of non-regulated business units broke even for the quarter," said IDACORP President and Chief Executive Officer Jan B. Packwood.  "Idaho Power's actual return on equity of 7.4 percent for the last twelve months - considerably lower than our allowed rate of 11 percent - continues to demonstrate its need for fair and timely general rate relief despite the fact that our operating results improved at the utility in the current period."

Business Operations

IDAHO POWER COMPANY

Idaho Power contributed 51 cents per share to the first quarter results, compared with 36 cents per share during the first quarter last year.

First quarter 2004 general business revenues increased by $18 million over last year's first quarter due to colder temperatures and the addition of 10,662 new customers during the past 12 months.  This was offset by a $39 million decline in 2003 Power Cost Adjustment (PCA)-related revenues and a $9 million reduction in revenues due to the March 2003 expiration of a take-or-pay contract with FMC/Astaris, an industrial customer that ended Idaho operations.  Overall, general business revenues during the quarter declined $29 million (17 percent) relative to last year's first quarter.

Increase in usage is attributed to the impacts of average temperatures in the Idaho Power service territory that were 16 percent cooler during the first quarter this year than during the same period a year ago.  Revenues from off-system sales increased as higher volumes more than offset lower prices on the wholesale market.

Operation and maintenance expenses increased $3.6 million (7 percent) over last year's first quarter.  Increases in thermal plant operating expenses and additional transmission and distribution operating expenses accounted for the majority of the increase.

Since March 1, the snowpack readings for the Snake River Basin have worsened considerably.  The April 29 Northwest River Forecast Center's latest projection is for 2.8 million acre-feet of water to flow into Brownlee Reservoir during the critical April-through-July runoff period.  This is only 45 percent of normal and reflects the fifth consecutive year of below normal runoff.  This is expected to reduce the hydroelectric generation by approximately 2 million megawatt-hours from the original estimates, resulting in Idaho Power's greater reliance on thermal generation and purchased power.  Generation from Idaho Power's hydro facilities is expected to be 6 million megawatt-hours in 2004, compared to 6.1 million megawatt-hours in 2003 and normal generation of 9.3 million megawatt-hours.

Formal hearings have concluded in the Idaho general rate case and Idaho Power expects to receive the final IPUC Order by May 28 with new rates to become effective June 1.  Idaho Power lowered its overall request from approximately $86 million (a 17.7 percent average increase in rates) to $70 million (14.5 percent) in March 2004.

Idaho Power's annual PCA was filed with the Idaho Public Utilities Commission (IPUC) on April 15.  As filed, the PCA rates would collect $71 million over proposed base rates, effective June 1.

On March 30, 2004 the Idaho Supreme Court issued its decision in favor of Idaho Power on the $12 million lost revenue case related to the Irrigation Load Reduction Program.  The decision set aside the IPUC's previous denial of the recovery of lost revenues and remanded the matter to the IPUC to determine the amount of lost revenues to be recovered.  The IPUC petitioned for reconsideration on April 20, 2004 and the court's decision on the reconsideration is pending.  If Idaho Power were ultimately successful, it would expect to recognize any benefit of the decision during 2004.

NON-REGULATED BUSINESS UNITS

IDACORP Financial contributed seven cents per share to the first quarter earnings, one cent per share more than last year's first quarter.  Ida-West Energy broke even for the quarter - the same as a year ago.  Ida-West will no longer seek additional power project developments and will manage the current project portfolio with a reduced operating staff.

IDACORP Energy (IE) also broke even for the quarter as it wound down operations in 2003.  Last year, IE lost 28 cents per share in the first quarter.  The 2003 first quarter loss was driven by a series of write-offs and settlements related to the continued wind down of this business unit, driven principally by the write down of a customer receivable.  Impacts of the IE wind down are not expected to be significant in 2004 and beyond.

IdaTech lost four cents per share for the quarter, compared to a one cent per share quarterly loss in 2003.  2003 first quarter results were positively impacted by the settlement of an outstanding dispute with a customer that reduced the net loss for the period.

IDACOMM and Velocitus together recorded a one cent per share loss in the first quarter of 2004 after breaking even in the same period in 2003.

A 2-cents-per-share loss for the quarter was registered at the holding company, compared to a 21-cents-per-share loss in the first quarter of 2003.  The change at the holding company is due to the intra period tax allocation requirements of APB 28.  In the first quarter of 2003 it was expected that available tax benefits from tax credits and regulatory flow through tax deductions would offset the tax expense on pre-tax book income resulting in an effective annual tax rate of zero percent.  The adjustment necessary to reach an estimated annual effective tax rate of zero percent for the combined group of companies as required by generally accepted accounting principles was recorded at the holding company.

Earnings Guidance

The Company's earnings guidance remains in the range of $1.60 to $2.20 per share.  The earnings range includes the estimated impact of current hydroelectric generation conditions, the anticipated positive impact of the recognition of the utility's lost revenue case, and the Company's efforts to control operation and maintenance expenses at the utility company.  Also included in the range is the impact of improved results at the non-regulated businesses related to the sale of property at IDACORP Financial, and the settlement of outstanding litigation at IDACORP Energy, which are both expected to settle in the second quarter.  These two transactions are expected to provide additional earnings of seven cents per share.

Conference Call

The Company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's website (http://www.idacorpinc.com).  A replay of the conference call will be available on the Company's website for a period of 12 months.

Background Information

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, an investment company with its primary activities in affordable housing projects; IdaTech, a developer and manufacturer of fuel cell systems, products and solutions; IDACOMM, a provider of telecommunication services; Velocitus, a provider of commercial and residential Internet services; and Ida-West Energy, an operator of independent power projects that is winding down its operations.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Important factors that could cause actual results to differ materially from the forward-looking statements include: changes in governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission, the Idaho Public Utilities Commission and the Oregon Public Utility Commission, with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, relicensing of hydroelectric projects, recovery of purchased power, recovery of other capital investments, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs) and other refund proceedings; litigation resulting from the energy situation in the western United States; economic, geographic and political factors and risks; changes in and compliance with environmental and safety laws and policies; weather variations affecting customer energy usage; operating performance of plants and other facilities; system conditions and operating costs; population growth rates and demographic patterns;  pricing and transportation of commodities; market demand and prices for energy, including structural market changes; changes in capacity and fuel availability and prices; changes in tax rates or policies, interest rates or rates of inflation; changes in actuarial assumptions; adoption of or changes in critical accounting policies or estimates; exposure to operational, market and credit risk; changes in operating expenses and capital expenditures; capital market conditions; rating actions by Moody's, Standard & Poor's, and Fitch; competition for new energy development opportunities; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general economic conditions; natural disasters, acts of war or terrorism; increasing health care costs and the resulting effect on health insurance premiums paid for employees and on the obligation to provide post retirement health care benefits; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; technological developments that could affect the operations and prospects of our subsidiaries or their competitors; legal and administrative proceedings, whether civil or criminal, and settlements that influence business and profitability; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies' Form 10-K for the year 2003 and other reports on file with the Securities and Exchange Commission.

IDACORP, Inc.

Consolidated Statements of Operations
For Periods Ended March 31, 2004 and 2003
(Unaudited)
Summary Financial Information
(Thousands of Dollars, except per share data)

	Three Months Ended
	3/31/04	3/31/03
Operating Revenues:
Electric Utility:
General business	$146,157	$175,062
Off-system sales	28,121	18,608
Other revenues	9,325	9,752
Total Electric Utility Revenue	183,603	203,422
Energy marketing	86	3,593
Other	4,500	4,913
Total Operating Revenues	188,189	211,928

Operating Expenses:
Electric Utility:
Purchased power	18,505	13,605
Fuel expense	27,504	25,538
Power cost adjustment	12,564	51,847
Other operations & maintenance	54,146	50,585
Depreciation	24,890	24,135
Taxes other than income taxes	5,565	5,157
Total Electric Utility	143,174	170,867

Energy marketing:
Cost of revenues	(79)	3,720
Selling, general & administrative	520	6,703
Net loss on legal disputes	-	10,938
Other	8,380	8,266
Total Operating Expenses	151,995	200,494

Operating Income (Loss):
Electric utility	40,429	32,555
Energy marketing	(355)	(17,768)
Other	(3,880)	(3,353)
Total Operating Income	36,194	11,434

Other Income	6,357	6,152

Other Expenses	3,547	3,522

Interest Expense and Preferred Dividends:
Interest on long-term debt	13,353	15,193
Other interest expense	453	1,075
Preferred dividends of Idaho Power Company	854	868
Total Interest and Preferred Dividends	14,660	17,136

Income (Loss) Before Income Taxes	24,344	(3,072)

Income Tax Expense	4,685	-

Net Income (Loss)	$19,659	$(3,072)

Average Common Shares
Outstanding (000's)	38,200	38,192

Earnings (Loss) per Share
(Basic and Diluted)	$0.51	(0.08)

IDACORP, Inc.
Consolidated Statements of Cash Flows
For Three Months Ended March 31, 2004 and 2003
(Unaudited)
Summary Financial Information
(Thousands of Dollars)

	Three Months Ended
	3/31/04	3/31/03
Operating Activities
Net income (loss)	$19,659	$(3,072)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net non-cash loss on legal disputes	-	10,938
Allowance for uncollectible accounts	84	(99)
Unrealized gains from energy marketing activities	-	(1,154)
Depreciation and amortization	30,667	32,381
Deferred taxes and investment tax credits	(1,498)	(30,572)
Accrued power cost adjustment costs	12,043	50,578
Change in:
Receivables and prepayments	(4,698)	28,995
Accounts payable and other accrued liabilities	(27,077)	(40,577)
Taxes receivable/accrued	10,303	34,291
Other	18,824	13,800
Net cash provided by operating activities	58,307	95,509

Investing Activities	(37,453)	(32,280)

Financing Activities
Issuance of long-term debt	50,000	25,475
Retirement of long-term debt	(51,978)	(766)
Decrease in short-term borrowings	(1,550)	(73,350)
Dividends on common stock	(11,466)	(17,706)
Other	(1,382)	1,916
Net cash used in financing activities	(16,376)	(64,431)

Net increase (decrease) in cash and cash equivalents	4,478	(1,202)

Cash and cash equivalents - beginning of period	75,159	42,736

Cash and cash equivalents - end of period	$79,637	$41,534

IDACORP, Inc.
Consolidated Balance Sheets
As of March 31, 2004 and December 31, 2003
(Unaudited)
Summary Financial Information
(Thousands of Dollars)

	3/31/04	12/31/03

Assets
Cash and cash equivalents	$79,637	$75,159
Receivables net of allowance	64,422	58,598
Energy marketing assets	7,194	4,176
Employee notes	3,312	3,347
Other current assets	88,813	92,496
Total current assets	243,378	233,776

Investments	196,079	204,474
Property, plant and equipment-net	2,128,218	2,088,319

Energy marketing assets - long-term	19,002	14,358
Regulatory assets	414,193	427,760
Employee notes - long-term	4,595	4,775
Other assets	129,040	128,264
Total other assets	566,830	575,157

Total Assets	$3,134,505	$3,101,726

Liabilities And Shareholders' Equity
Current maturities of long-term debt	$18,027	$67,923
Notes payable	92,995	93,650
Accounts payable	35,775	60,916
Energy marketing liabilities	7,194	4,317
Other current liabilities	96,557	80,517
Total current liabilities	250,548	307,323

Deferred income taxes	553,105	554,715
Energy marketing liabilities - long-term	19,002	14,393
Regulatory liabilities	259,961	258,524
Other liabilities	108,455	104,290
Total other liabilities	940,523	931,922

Long-term debt	1,019,418	945,834
Preferred stock of Idaho Power Company	52,331	52,366
Shareholders' equity	871,685	864,281

Total Liabilities & Shareholders' Equity	$3,134,505	$3,101,726

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended
	3/31/04	3/31/03
Energy Use - MWh

Residential	1,361,826	1,199,691
Commercial	893,739	843,093
Industrial	826,577	769,565
Irrigation	9,796	1,069
Total General Business	3,091,938	2,813,418
Off-System Sales	673,484	413,059
Total	3,765,422	3,226,477

Revenue ($000's)

Residential	$77,727	$84,209
Commercial	40,123	48,410
Industrial	27,664	42,258
Irrigation	643	185
Total General Business	146,157	175,062
Off-System Sales	28,121	18,608
Total	$174,278	$193,670

Customers - Period End

Residential	356,655	345,993
Commercial	55,008	53,797
Industrial	113	118
Irrigation	17,058	16,753
Total	428,834	416,661